U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


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    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Wi-LAN Inc.
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   (Last)                            (First)              (Middle)

     Suite 300, 801 Manning Road N.E.
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                                    (Street)

     Calgary, Alberta              Canada              T2E 8J8
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     01/07/2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Digital Transmission Systems, Inc.  (DTSX)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                          3,048,159                   D
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          (Over)
                                                                 SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
10% Subordinated
Convertible Debentures   Immed.     01/07/03        Common Stock           400,000(2)    $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
11.5% Subordinated
Convertible Debentures   Immed.     09/25/02        Common Stock           690,000(2)    $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Option                              Series A
(1)                      Immed.     01/07/02        Preferred Stock      1,314,333       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Warrants  Immed.     03/01/04        Common Stock           702,615(2)    $1.00          D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The Preferred Stock Option was granted to the filing person pursuant to the Option Agreement, dated January 7, 2000, between the filing person and Finova Mezzanine Capital Inc., a Tennessee corporation.
(2)  Subject to adjustment.
* Pursuant to the Convertible Debenture Purchase Agreement, dated December 29, 1999, between the filing person and the issuer, the filing person was granted an option (the "Convertible Debenture Option") to purchase convertible debentures issuable by the issuer or, at the election of the filing person, shares of Common Stock of the issuer, in either case in an aggregate value of up to $1,500,000. The Convertible Debenture Option does not have a fixed exercise or conversion price, and, accordingly, pursuant to Rule 16a- 1(c) under the Securities Exchange Act of 1934, as amended, the filing person is not reporting beneficial ownership of the Convertible Debenture Option or the securities underlying the Convertible Debenture Option.


     /s/ Peter Kinash                                       January 18, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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